Concordia International Corp. Executes Support Agreement and Obtains Interim Order in Connection with its Recapitalization Transaction, and Announces Leadership Transition

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Concordia announces the execution of a support agreement with debtholders holding in aggregate approximately 72 per cent of its affected secured debt and approximately 64 per cent of its affected unsecured debt in connection with a recapitalization transaction that would raise US$586.5 million and reduce the Company’s outstanding debt by approximately US$2.4 billion

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The recapitalization transaction would result in, among other things, affected secured debtholders receiving, in exchange for their secured claims, cash and new secured debt in an aggregate amount equal to approximately 93.4% of the principal amount of their existing secured claims (taking into account 5% early consent cash consideration); affected unsecured debtholders receiving, in the aggregate, approximately 12% of the common shares of recapitalized Concordia in exchange for their unsecured claims (taking into account common shares to be issued as early consent consideration); and existing shareholders retaining 0.35% of the common shares of recapitalized Concordia

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In connection with the recapitalization transaction, the Ontario Superior Court of Justice issued an interim order today authorizing the holding of meetings of affected debtholders and shareholders to vote on Concordia’s CBCA plan of arrangement pursuant to which the recapitalization transaction is to be implemented

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Concordia announces leadership changes including Graeme Duncan’s appointment as interim Chief Executive Officer of the Company, effective immediately. Mr. Duncan will succeed Concordia’s current Chief Executive Officer, Allan Oberman, who is leaving the Company to pursue other opportunities

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The Company intends to continue operating its business and satisfying its obligations to employees, suppliers and customers in the ordinary course while it pursues implementation of the recapitalization transaction

•	Concordia has set a record date of May 9, 2018 for purposes of voting on and making certain elections under its CBCA plan of arrangement, and an early consent deadline of June 6, 2018

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Concordia also announces the disclosure of certain materials required to be publicly disclosed under the terms of certain confidentiality agreements entered into in connection with its recapitalization transaction efforts

Oakville, Ontario, May 2, 2018 – Concordia International Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR), an international specialty pharmaceutical company focused on becoming a leader in European specialty, off-patent medicines, announced today a proposed transaction to realign its capital structure (the “Recapitalization Transaction”).
The proposed Recapitalization Transaction would raise new equity capital of US$586.5 million, reduce the Company’s total outstanding debt by approximately US$2.4 billion, reduce its annual interest costs by approximately US$171 million, and result in what Concordia believes is a strong financial foundation for the long-term benefit of the Company and its stakeholders.
In connection with the Recapitalization Transaction, Concordia has entered into a support agreement (the “Support Agreement”) with certain holders of the Company’s secured debt (the “Secured Debt”) and certain holders of the Company’s unsecured debt (the “Unsecured Debt”) that are subject to confidentiality agreements with Concordia and which hold in the aggregate approximately US$1.6 billion in principal amount, or approximately 72%, of the Company’s Secured Debt and approximately US$1.0 billion in principal amount, or approximately 64% of the Company’s Unsecured Debt (the “Initial Consenting Debtholders”). The Initial Consenting Debtholders are comprised of an ad hoc committee of holders of Secured Debt (the “Initial Consenting Secured Debtholders”) and an ad hoc committee of holders of Unsecured Debt (the “Initial Consenting Unsecured Debtholders”). Pursuant to the Support Agreement, the Initial Consenting Debtholders have, among other things, agreed to support the Recapitalization Transaction and vote in favour of the plan of arrangement (the “CBCA Plan”) in Concordia’s previously announced proceedings (the “CBCA Proceedings”) under the Canada Business Corporations Act (the “CBCA”) pursuant to which the Recapitalization Transaction is to be implemented.
In addition, in connection with the Recapitalization Transaction, Concordia obtained today an interim order (the “Interim Order”) issued by the Ontario Superior Court of Justice (the “Court”) in the CBCA Proceedings authorizing, among other things, the holding of the following meetings (the “Meetings”) scheduled for June 19, 2018: (i) a meeting (the “Secured Debtholders’ Meeting”) of holders of the Secured Debt (the “Secured Debtholders”); (ii) a meeting (the “Unsecured Debtholders’ Meeting”) of holders of the Unsecured Debt (the “Unsecured Debtholders”); and (iii) a meeting (the “Shareholders’ Meeting”) of holders of the Company’s common shares (the “Shareholders”), in each case to consider and vote upon the CBCA Plan to implement the Recapitalization Transaction.
The Company had approximately US$343.8 million of cash on hand as of March 31, 2018 and believes it has sufficient liquidity in the near term to operate its business and meet its ordinary course financial commitments, including without limitation, to its employees, suppliers and customers, while it works toward implementing the Recapitalization Transaction. The Company will continue to fulfill its obligations to its suppliers, customers and employees (other than the cancellation of options, restricted share units and deferred share units discussed below) in the ordinary course, both before and after the Recapitalization Transaction.

Certain Key Recapitalization Transaction Terms
The Recapitalization Transaction has the following key elements:
Secured Debt

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the Company’s Secured Debt in the aggregate principal amount of approximately US$2.2 billion, plus accrued and unpaid interest, will be exchanged for (i) cash in an amount equal to any outstanding accrued and unpaid interest (at contractual non-default rates) in respect of the Secured Debt, (ii) cash in the amount of US$500 million (the “Secured Creditor Cash Pool”), (iii) any Additional Cash Amount (as defined below) and (iv) new secured debt (the “New Secured Debt”) comprised of new senior secured term loans (“New Senior Secured Term Loans”) and new senior secured notes (“New Senior Secured Notes”). The Company expects the aggregate principal amount of the New Secured Debt to be issued to Secured Debtholders pursuant to the Recapitalization Transaction to be approximately US$1.4 billion;

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each Secured Debtholder will receive its pro rata share of the New Secured Debt, in the form of either New Senior Secured Term Loans or New Senior Secured Notes depending on the type of Secured Debt held by such Secured Debtholder, subject to (i) holders of the Company’s existing secured term loans as of the record date of May 9, 2018 (the “Record Date”) having the right to elect to receive their New Secured Debt in the form of New Senior Secured Notes, provided that any such elections may be subject to certain re-allocations pursuant to the terms of the Recapitalization Transaction, and (ii) Secured Debtholders receiving New Senior Secured Term Loans having the right to elect to receive their New Senior Secured Term Loans denominated in U.S. dollars or Euros, provided that any such elections may be subject to certain re-allocations pursuant to the terms of the Recapitalization Transaction;

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Secured Debtholders as of the Record Date who vote in favour of the CBCA Plan on or prior to the early consent date of June 6, 2018 (the “Early Consent Date”), as it may be extended by Concordia (the “Early Consenting Secured Debtholders”) will be entitled to receive on implementation of the Recapitalization Transaction pursuant to the CBCA Plan early consent consideration in the form of cash equal to 5% of the principal amount of Secured Debt owing to such Early Consenting Secured Debtholder as of the Record Date and voted in favour of the CBCA Plan (the “Secured Debtholder Early Consent Cash Consideration”) as additional consideration in exchange for their Secured Debt;

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if the aggregate amount of Secured Debtholder Early Consent Cash Consideration that becomes payable pursuant to the Recapitalization Transaction is less than US$100 million, then an amount equal to the difference between US$100 million and the amount of Secured Debtholder Early Consent Cash Consideration that becomes payable (the “Additional Cash Amount”) will be paid on a pro rata basis to each Secured Debtholder as additional consideration in exchange for their Secured Debt;

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the final principal amount of New Secured Debt to be issued pursuant to the Recapitalization Transaction shall be in such amount that results in the aggregate consideration payable to Secured Debtholders pursuant to the Recapitalization

Transaction by way of the Secured Creditor Cash Pool, the New Secured Debt and the Secured Debtholder Early Consent Cash Consideration (but not including the payment of accrued and unpaid interest or the Additional Cash Amount) being equal to 93.3835% of the principal amount of Secured Debt owing to such Secured Debtholders if such Secured Debtholders are Early Consenting Secured Debtholders, and approximately 88.3835% of the principal amount of Secured Debt owing to such Secured Debtholders if such Secured Debtholders are not Early Consenting Secured Debtholders;
Unsecured Debt

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the Company’s Unsecured Debt in the aggregate principal amount of approximately US$1.6 billion, plus accrued and unpaid interest, will be exchanged for (i) new common shares of Concordia representing approximately 8% of the outstanding common shares of Concordia immediately following the implementation of the Recapitalization Transaction (the “Unsecured Debt Exchange Shares”) and (ii) any Reallocated Unsecured Shares (as defined below);

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Unsecured Debtholders as of the Record Date who vote in favour of the CBCA Plan on or prior to the Early Consent Date, as it may be extended by Concordia (the “Early Consenting Unsecured Debtholders”) will be entitled to receive on implementation of the Recapitalization Transaction pursuant to the CBCA Plan early consent consideration in the form of new common shares of Concordia equal to their pro rata share (calculated based on the principal amount of Unsecured Debt held by such Early Consenting Unsecured Debtholder as at the Record Date and voted in favour of the CBCA Plan, divided by the aggregate principal amount of Unsecured Debt outstanding as at the Record Date) of a pool of common shares (the “Unsecured Early Consent Share Pool”) representing approximately 4% of the outstanding common shares of Concordia immediately following implementation of the Recapitalization Transaction pursuant to the CBCA Plan (the “Unsecured Debtholder Early Consent Shares”) as additional consideration in exchange for their Unsecured Debt;

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if less than 100% of Unsecured Debt is voted in favour of the CBCA Plan by Early Consenting Unsecured Debtholders, any shares remaining in the Unsecured Early Consent Share Pool not issued as Unsecured Debtholder Early Consent Shares (the “Reallocated Unsecured Shares”) will be issued to all holders of Unsecured Debt on a pro rata basis as additional consideration for their Unsecured Debt;

Private Placement

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approximately US$586.5 million (the “Total Offering Size”) in cash will be invested to acquire new common shares of Concordia representing in the aggregate approximately 88% of the outstanding common shares of Concordia immediately following the implementation of the Recapitalization Transaction (the “Private Placement Shares”) by certain parties who executed a subscription agreement with the Company (the “Subscription Agreement”) concurrently with the execution of the Support Agreement (the “Private Placement Parties”) pursuant to a private placement (the “Private Placement”);

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the proceeds of the Private Placement will be used towards paying the Secured Creditor Cash Pool and the Secured Debtholder Early Consent Cash Consideration to be paid as part of the consideration for the exchange of the Secured Debt;

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each of the Private Placement Parties will be entitled to receive its pro rata share (based on its subscription commitment) of cash consideration in the aggregate amount of US$44 million (subject to any corresponding adjustments to the extent the Total Offering Size is reduced pursuant to the terms of the Subscription Agreement) (the “Private Placement Consideration”), which is payable on the terms set out in the Subscription Agreement, including on completion of the Recapitalization Transaction and certain earlier events;

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pursuant to the Subscription Agreement, the Private Placement Parties and the Company expect to agree on certain governance terms and registration rights, which shall be acceptable to the parties, by May 12, 2018, and if such agreement is not reached by Private Placement Parties representing 90% of the commitments under the Subscription Agreement, the Subscription Agreement shall terminate (provided the Private Placement Consideration would not be payable on such termination).  The governance terms will be described in more detail in the Company’s Circular (as defined below);

Existing Shares and Equity Claims

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upon completion of the Recapitalization Transaction, existing Shareholders will retain their existing common shares of Concordia, subject to a share consolidation of one common share in exchange for 300 existing common shares to be implemented as part of the Recapitalization Transaction (the “Share Consolidation”) and the dilution resulting from the issuance of common shares pursuant to the Recapitalization Transaction, such that the existing Shareholders will own approximately 0.35% of the outstanding common shares of Concordia immediately following implementation of the Recapitalization Transaction;

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all other equity interests in Concordia, including all options, warrants, rights or similar instruments, will be cancelled on implementation of the Recapitalization Transaction pursuant to the CBCA Plan, and all equity claims, other than existing equity class action claims against Concordia (the “Existing Equity Class Action Claims”), will be released pursuant to the CBCA Plan, provided that any recovery in respect of any Existing Equity Class Action Claims will be limited to recovery as against any applicable insurance policies maintained by the Company;

Share Dilution

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the existing common shares retained by the Shareholders upon implementation of the Recapitalization Transaction and the common shares to be issued under the CBCA Plan, including the Unsecured Debt Exchange Shares, the Reallocated Unsecured Shares, the Unsecured Debtholder Early Consent Shares and the Private Placement Shares, shall be subject to dilution following the completion of the Recapitalization Transaction pursuant to the issuance of any new common shares under the management equity incentive plan described below (the “Management Incentive Plan”) to be adopted pursuant to the Recapitalization Transaction.

Subject to the satisfaction or waiver of applicable conditions, the Recapitalization Transaction is expected to be completed by July 31, 2018.
In connection with the Recapitalization Transaction, it is anticipated that Concordia will continue from the Business Corporations Act (Ontario) (the “OBCA”) to the CBCA (the “Continuance”).
Additional terms of the Recapitalization Transaction are discussed further below and a more detailed summary of the key terms of the Recapitalization Transaction, including certain terms of the New Secured Debt, is attached as a schedule to this news release.
Leadership Transition
Concordia today also announced that Graeme Duncan has been appointed interim Chief Executive Officer of the Company, effective immediately.
Mr. Duncan will succeed Concordia’s current Chief Executive Officer, Allan Oberman, who is leaving the Company to pursue other opportunities.
As previously announced, Mr. Duncan was scheduled to depart Concordia on June 30, 2018. Mr. Duncan will now be staying on with the Company and will assume leadership as interim Chief Executive Officer while Concordia works to complete its CBCA Proceedings and the realignment of its capital structure.
“Graeme has a deep understanding of the European pharmaceutical market and Concordia’s existing operations,” said Jordan Kupinsky, Chairman of the Board of Directors of Concordia. “We are fortunate to have a successor in place who already held responsibility for a significant portion of the Company’s business.”
Mr. Kupinsky continued, “We are grateful to Allan for his many contributions to the Company, as well as his professionalism and leadership through this transformative period in our history.  We also thank Allan for his leadership in developing the Company’s long-term growth strategy and his guidance on Concordia’s realignment of its capital structure to this point.  We wish him the best in his future endeavors.”
Mr. Duncan served as President of Concordia’s International segment since January 2016. Prior to his role as President, he was Managing Director for Concordia’s International segment.
Mr. Duncan has more than 20 years of healthcare and life sciences experience including senior commercial, strategy and general management roles at GlaxoSmithKline, IVAX Pharmaceuticals, and Healthcare at Home.
Concordia also announced today that its Chief Corporate Development Officer, Sarwar Islam, is leaving the Company to pursue other opportunities, effective immediately. Concordia’s Board of Directors thanks Mr. Islam for the contributions he made to the Company and wishes him the best in his future endeavours.
Guy Clark, previously Chief Strategy Officer at AMCo Pharmaceuticals from 2013 to 2015, will join Concordia, effective May 3, 2018, as the Company’s Chief Corporate Development Officer. Mr. Clark brings to Concordia more than 25 years of experience in the pharmaceutical industry, including previous senior roles at Glenmark Pharmaceuticals and IVAX Pharmaceuticals. Mr Clark also brings with him proven pipeline development and corporate expansion experience.
Mr. Duncan, who will be based in Concordia’s London, England office, commented, “I am looking forward to helping build a stronger Concordia. As we work towards the completion of the realignment of our capital structure, it remains clear to me that Concordia’s key assets remain our talented, global workforce, our geographic diversity, and our portfolio of medicines that we believe are important to patients. I am delighted to be leading the organisation and am optimistic about our path forward.”
Additional Information About the Recapitalization Transaction
The Company, with the assistance of its legal and financial advisors, has carefully reviewed and considered, among other things, the Company’s debt levels and significant interest expense, the Company’s comprehensive review and consideration of potential alternatives available to the Company, its detailed discussions with stakeholders, including its discussions with stakeholders under confidentiality agreements for an extended period, the terms of the Recapitalization Transaction and the Company’s previously announced long-term DELIVER strategy. After its extensive review and consultation process, the Company concluded that the Recapitalization Transaction represents the best available alternative to realign the Company’s capital structure and to position the business for long-term growth.
MPA Morrison Park Advisors Inc. (“MPA”) has provided opinions to Concordia’s Board of Directors that (i) the Recapitalization Transaction is fair, from a financial point of view to Concordia, (ii) the Secured Debtholders, the Unsecured Debtholders and the Shareholders provided consideration under the Recapitalization Transaction, respectively, would be in a better position, from a financial point of view, under the Recapitalization Transaction than if the Company were liquidated; (iii) the consideration provided to the Secured Debtholders under the Recapitalization Transaction is fair, from a financial point of view, to the Secured Debtholders; (iv) the consideration provided to the Unsecured Debtholders under the Recapitalization Transaction, is fair, from a financial point of view, to the Unsecured Debtholders; and (v) the consideration provided to Shareholders under the Recapitalization Transaction, is fair, from a financial point of view, to the Shareholders.
After careful consideration and based on a number of factors, including the opinions of MPA, the legal advice from its counsel and the Company’s counsel, the financial advice from the Company’s financial advisor, and the terms of the Recapitalization Transaction, Concordia’s Board of Directors determined that the Recapitalization Transaction is in the best interests of the Company and its stakeholders, and unanimously recommends that the Secured Debtholders, the Unsecured Debtholders and the Shareholders of Concordia support and vote in favour of the Recapitalization Transaction and the CBCA Plan.
The Recapitalization Transaction is also supported by Secured Debtholders holding in the aggregate approximately US$1.6 billion in principal amount, or approximately 72%, of the Company’s Secured Debt and Unsecured Debtholders holding approximately US$1.0 billion in principal amount, or approximately 64%, of the Company’s Unsecured Debt, pursuant to the Support Agreements discussed above. The Company expects to receive additional support from its stakeholders over the coming weeks as the Recapitalization Transaction process advances.

The Meetings and Voting and Early Consent Matters
The Meetings are scheduled to be held at the offices of Goodmans LLP at 333 Bay Street, Suite 3400, Toronto, Ontario M5H 2S7 on June 19, 2018. The Secured Debtholders’ Meeting is scheduled to begin at 10:00 a.m. (Toronto time), the Unsecured Debtholders’ Meeting is scheduled to begin at 10:30 a.m. (Toronto time) and the Shareholders’ Meeting is scheduled to begin at 11:00 a.m. (Toronto time).
Pursuant to the Interim Order, the Record Date for the Meetings is 5:00 p.m. (Toronto time) on May 9, 2018. Secured Debtholders and Unsecured Debtholders as at the Record Date will be entitled to vote on the CBCA Plan at the applicable Meeting based on one vote per US$1,000 of principal amount of Secured Debt or Unsecured Debt, respectively, held as at the Record Date. Shareholders as at the Record Date will be entitled to vote on the CBCA Plan at the Shareholders’ Meeting based on one vote per common share held as at the Record Date. On the Record Date, the agents under each of the Company’s secured term loans and unsecured equity bridge loan will freeze the ledgers in respect of such loans, and from and after the Record Date the agents will not record or process transfers of such loans.
In order for Secured Debtholders and Unsecured Debtholders to be eligible to receive the Secured Debtholder Early Consent Cash Consideration or the Unsecured Debtholder Early Consent Shares, respectively, such Secured Debtholders and Unsecured Debtholders must submit a vote in favour of the CBCA Plan by the Early Consent Date of June 6, 2018, as such date may be extended by Concordia, except as otherwise provided in the Interim Order.
The deadline for Secured Debtholders, Unsecured Debtholders and Shareholders to submit their proxies or voting instructions in order to vote on the CBCA Plan and other items to be considered at the applicable Meeting is 5:00 p.m. (Toronto time) on June 15, 2018 (the “Voting Deadline”).
Banks, brokers or other intermediaries that hold the Secured Debt, Unsecured Debt or common shares on a securityholder’s behalf may have internal deadlines that require securityholders to submit their votes by an earlier date in advance of the Early Consent Date and/or the Voting Deadline, as applicable. Securityholders are encouraged to contact their intermediaries directly to confirm any such internal deadline.
To be approved, the CBCA Plan requires the affirmative vote of at least 66⅔% of the votes cast at each of Secured Debtholders’ Meeting and the Unsecured Debtholders’ Meeting, and the affirmative vote of at least 66⅔% of the votes cast at the Shareholders’ Meeting; provided that, the Company has the right under the Interim Order to seek Court approval of the CBCA Plan even if it is not approved by the Shareholders at the Shareholders’ Meeting.
Shareholder Approvals
Pursuant to the OBCA, the Continuance requires shareholder approval. In addition, under the rules of the Toronto Stock Exchange (“TSX”), shareholder approval is required in connection with the Recapitalization Transaction as it will (a) “materially affect control” of the Company by creating a holding or holdings in excess of 20% of the Company’s voting securities, and (b)

result in dilution exceeding 25% of the outstanding common shares at an issue price that is less than the current market price.
Accordingly, at the Shareholders’ Meeting, in addition to voting in respect of the CBCA Plan, Shareholders will also be asked to consider and vote in respect of the Continuance, the issuance of common shares of Concordia pursuant to the Recapitalization Transaction that “materially affect control” of Concordia, the issuance of common shares of Concordia pursuant to the Recapitalization Transaction that amount to greater than 25% of the common shares of Concordia outstanding today at a price per share below the current market price, and the adoption of the Management Incentive Plan.
Annual Shareholders’ Meeting
The Shareholders’ Meeting in connection with the CBCA Plan is scheduled to be held concurrently with Concordia’s annual meeting of shareholders (the “Annual Shareholders’ Meeting”), at which Shareholders will also be asked to consider and approve other matters set out in the Circular (as defined below) relating to the Annual Shareholders’ Meeting and such other matters as may otherwise be properly brought before such Annual Shareholders’ Meeting.
Court Approval and Implementation
If the CBCA Plan is approved by the requisite majorities at the Secured Debtholders’ Meeting and the Unsecured Debtholders’ Meeting, the Company and its subsidiary, Concordia Healthcare (Canada) Corp. (“CHCL”), will attend a hearing before the Court currently scheduled for June 26, 2018 or such other date as may be set by the Court, to seek Court approval of the CBCA Plan.
Completion of the Recapitalization Transaction will be subject to, among other things, approval of the CBCA Plan by the requisite majorities of the Secured Debtholders and the Unsecured Debtholders at the Meetings to be held on June 19, 2018, such other approvals as may be required by the Court or the TSX, other applicable regulatory approvals, approval of the CBCA Plan by the Court and the satisfaction or waiver of applicable conditions precedent. If all requisite approvals are obtained and the other conditions to completion of the Recapitalization Transaction are satisfied or waived, it is expected that the Recapitalization Transaction will be completed on or about the end of July 2018. Upon implementation, the CBCA Plan would bind all holders of the Secured Debt and the Unsecured Debt and the Shareholders of the Company.
As part of the Court approval of the Recapitalization Transaction, the Company will seek a permanent waiver of any and all: (a) defaults resulting from the commencement of these CBCA proceedings, and (b) third party change of control provisions that may be triggered by the implementation of the Recapitalization Transaction.
Additional Information and Materials
The information circular for the Meetings (the “Circular”) will contain, among other things, information regarding procedures for voting on the CBCA Plan, eligibility for early consent consideration and elections in respect of the New Senior Secured Term Loans and the New Senior Secured Notes pursuant to the terms of the Recapitalization Transaction and the Interim

Order, as well as other background and material information regarding the Recapitalization Transaction. The Company expects the mailing of the Circular to begin on or about May 16, 2018. The Circular, the forms of proxies and applicable election forms will also be available as follows:

•	on Concordia’s website at www.concordiarx.com;

•	under Concordia’s SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov/edgar.shtml; and/or

•	through Kingsdale Advisors by calling toll free at 1-866-581-0506 or 416-867-2272, by email at contactus@kingsdaleadvisors.com or on Kingsdale Advisors’ website at www.KingsdaleAdvisors.com.
The transaction term sheet in respect of the Recapitalization Transaction (the “Recapitalization Transaction Term Sheet”) and the forms of the Support Agreement and the Subscription Agreement (subject to redactions for certain confidential information contained in such agreements) will be filed by Concordia on SEDAR and EDGAR. Further information about the Recapitalization Transaction will also be made available on SEDAR (www.sedar.com), EDGAR (www.sec.gov/edgar.shtml) and the Company’s website (www.concordiarx.com). Additional information in connection with the implementation of the Recapitalization Transaction, including with respect to the CBCA Proceedings, will be made publicly available by the Company and certain documents relating to the Recapitalization Transaction will be hosted on the Company’s website in the Investors section.
Any questions or requests for further information regarding voting at the Meetings, eligibility for early consent consideration or elections in respect of the New Senior Secured Term Loans or the New Senior Secured Notes should be directed to Kingsdale Advisors at 1-866-581-0506 or 416-867-2272, by email at contactus@kingsdaleadvisors.com.
The Company’s legal advisors in connection with the Recapitalization Transaction are Goodmans LLP and Skadden, Arps, Slate, Meagher & Flom LLP and its financial advisor is Perella Weinberg Partners LP.
The legal advisors to the Initial Consenting Secured Debtholders in connection with the Recapitalization Transaction are Osler, Hoskin & Harcourt LLP and White & Case LLP and their financial advisor is Houlihan Lokey Capital, Inc. The legal advisors to the Initial Consenting Unsecured Debtholders in connection with the Recapitalization Transaction are Bennett Jones LLP, Paul, Weiss, Rifkind, Wharton & Garrison LLP and Ashurst LLP and their financial advisor is Greenhill & Co., LLC.
This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent an exemption from registration under the Securities Act of 1933.

Alternative Implementation Process
The Recapitalization Transaction is being implemented pursuant to the CBCA Plan.  In order to be in the best position to advance the Recapitalization Transaction pursuant to insolvency proceedings under Chapter 11 of the United States Bankruptcy Code (a “Chapter 11 Process”), if applicable, Concordia is soliciting votes in respect of the CBCA Plan contemporaneously with soliciting votes in respect of a Chapter 11 Process. Concordia intends to complete and implement the CBCA Plan pursuant to the CBCA Proceedings. Contemporaneous solicitation of votes in respect of a Chapter 11 Process ensures that the Company has the future ability to also complete the Recapitalization Transaction under such an alternative implementation process if the Company elects to do so in the future, subject to certain conditions and consent requirements as provided for in the Support Agreement.  In addition, in accordance with the terms of the Interim Order, a vote cast in favour of the CBCA Plan at the Meetings may also be counted in favour of implementing a plan of arrangement on substantially similar terms in any insolvency proceedings under the Companies’ Creditors Arrangement Act (Canada) that may be commenced by the Company, to the extent such proceedings are consented to by the Majority Private Placement Parties and the Majority Initial Consenting Debtholders (each as defined in the schedule to this news release).
Disclosure of Certain Information Pursuant Confidentiality Agreements
Concordia also announced today the disclosure of certain non-public information (the “Disclosure Materials”) that has been provided to certain Secured Debtholders and Unsecured Debtholders that entered into confidentiality agreements (collectively, the “Confidentiality Agreements”) with Concordia in connection with advancing the Recapitalization Transaction. Concordia is now publicly disclosing the Disclosure Materials pursuant to its obligations under the Confidentiality Agreements and will host the Disclosure Materials on its website in the Investors section.
Any financial projections or forecasts included in the Disclosure Materials were not prepared with a view toward public disclosure or compliance with the published guidelines of the United States Securities and Exchange Commission, applicable Canadian securities regulatory authorities or the guidelines established under the International Financial Reporting Standards (“IFRS”). The projections do not purport to present the Company’s financial condition in accordance with IFRS. The projections are unaudited and were prepared for internal use, capital budgeting and other management decisions and are subjective in many respects. The projections reflect numerous assumptions made by management of the Company with respect to financial condition, business and industry performance, general economic, market and financial conditions, and other matters, all of which are difficult to predict, and many of which are beyond the Company’s control. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate. It is expected that there will be differences between actual and projected results, and the differences may be material, including due to the occurrence of unforeseen events occurring subsequent to the preparation of the projections. The inclusion of the projections herein should not be regarded as an indication that the Company or its representatives consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. Neither Concordia nor any of its affiliates or representatives has made or makes any representation to any person regarding the ultimate outcome of the Company’s efforts to realign its capital structure compared to the projections, and none of them undertakes any obligation to publicly update or revise any forward-looking statement or forward looking-information, whether as a result of new information, future events, or otherwise.
About Concordia
Concordia is an international specialty pharmaceutical company with a diversified portfolio of more than 200 patented and off-patent products, and sales in more than 90 countries. Going forward, the Company is focused on becoming a leader in European specialty, off-patent medicines.
Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.
For further information, please contact:
Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com

Notice regarding future-oriented financial information:
To the extent any forward-looking statements or forward-looking information in this press release or the Disclosure Materials constitute future-oriented financial information or financial outlooks within the meaning of applicable securities laws, such information is being provided to demonstrate the potential financial performance of the Company and readers are cautioned that this information may not be appropriate for any other purpose and that they should not place undue reliance on such future-oriented financial information and financial outlooks.
Future-oriented financial information and financial outlooks (collectively, “FOFI”), as with forward-looking statements and forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out below under “Notice regarding forward-looking statements”, a number of which are beyond the Company’s control. In addition, the following is a summary of the significant assumptions underlying the FOFI contained herein and in the Disclosure Materials:
•    prescription trends;
•    pricing for the Company’s products;
•    future market demand trends;
•    mix of sales to government and non-government customers;
•    gross profits for each product;

•    foreign currency rates, including translation between the U.S. dollar and the pound sterling;
•    inventory levels;
•    operating cost estimates;
•    ability to develop and market future product launches;
•    anticipated timing of future product launches;
•    cost to develop future products;
•    anticipated timing to exit markets;
•    operating cost synergies realized; and
•    annual cost of current tax by jurisdiction.
The FOFI do not purport to present the Company’s financial condition in accordance with IFRS, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. It is expected that there will be differences between actual and forecasted results, and the differences may be material, including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI. The inclusion of the FOFI herein and in the Disclosure Materials should not be regarded as an indication that Concordia considers the FOFI to be a reliable prediction of future events, and the FOFI should not be relied upon as such.
Risks and other factors related to FOFI include those risks and other factors referenced in this press release as well as in Concordia’s filings with the Canadian Securities Regulators and the Securities and Exchange Commission, including (a) the factors described under the heading “Forward-looking Statements” in Concordia’s Management’s Discussion and Analysis dated March 8, 2018 for the year ended December 31, 2017 and (b) the factors described under the heading “Risk Factors” in Concordia’s Annual Report on Form 20-F dated March 8, 2018, both of which are available on SEDAR, online at www.sedar.com and on EDGAR, online at www.sec.gov.
Notice regarding non-IFRS measures
Certain financial data included in the Disclosure Materials, such as Adjusted EBITDA, Adjusted Gross Profit and Pre-Interest Free Cash Flow, are "non-IFRS measures." These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute to the Company’s financial information reported under IFRS. Management uses non-IFRS measures to provide supplemental information regarding the Company’s operating performance and thus highlight trends in the Company’s core business that may not otherwise be apparent when relying solely on IFRS measures.

Notice regarding forward-looking statements and information:
This press release and the Disclosure Materials include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to statements with respect to: the terms of the Recapitalization Transaction including, but not limited to, with respect to raising new equity capital, the exchange of Secured Debt for cash and New Secured Debt, the exchange of Unsecured Debt for new common shares, the aggregate consideration payable to Secured Debtholders and Unsecured Debtholders, and the percentage of the common shares outstanding to be retained by existing Shareholders; the Company's ability to operate its business and satisfy its obligations in the ordinary course while pursuing the implementation of the Recapitalization Transaction; the Recapitalization Transaction resulting in a strong financial foundation for the long-term benefit of the Company and its stakeholders; the intended use of proceeds from the Private Placement; governance terms and registrations rights to be agreed to by the Company and the Private Placement Parties; the events of termination under the Subscription Agreement; the consolidation of existing common shares; dilution of existing Shareholders as a result of the Recapitalization Transaction; dilution of Shareholders following completion of the Recapitalization Transaction pursuant to the issuance of new common shares under the Management Incentive Plan; the cancellation of all other equity interests in Concordia; the release of all equity claims other than existing equity class action claims (and recovery in respect of existing equity class action claims being limited to recovery as against applicable insurance policies); the scheduling of the Meetings; the Continuance; Guy Clarke joining the Company; building a stronger Concordia and optimism about the path forward; potential alternatives available to the Company and the Recapitalization Transaction representing the best available alternative to realign the Company’s capital structure and position the business for long-term growth; the opinions provided by MPA; the Recapitalization Transaction being in the best interests of the Company and its stakeholders; the Company receiving additional support from its stakeholders as the Recapitalization Transaction process advances; the Company’s secured term loans and unsecured equity bridge loan being non-transferable on and after the Record Date; the eligibility of Secured Debtholders and Unsecured Debtholders to receive the Secured Debtholder Early Consent Cash Consideration or the Unsecured Debtholder Early Consent Shares (respectively); the deadline for submitting proxies and voting instructions; the Company seeking Court approval of the CBCA Plan even if it is not approved by Shareholders; matters to be considered and voted on at the Meetings; the timeline for seeking Court approval of the CBCA Plan; the effect of the CBCA Plan on holders of the Secured Debt and the Unsecured Debt and the Shareholders upon implementation; the Company seeking a permanent waiver of any and all defaults resulting from the commencement of the CBCA Proceedings and third party change of control provisions that may be triggered by the implementation of the Recapitalization Transaction; the mailing of the Circular and the availability and location of documents referred to in this press release; the Company soliciting votes in respect of the CBCA Plan contemporaneously with soliciting votes in respect of a Chapter 11 Process; the Company’s ability to complete the Recapitalization Transaction under an alternative implementation process; the Company counting votes cast at the Meetings in favour of the CBCA Plan as being cast in favour of implementing a plan of arrangement under the Companies Creditors’ Arrangement Act; the completion of the proposed Recapitalization Transaction including obtaining any necessary approvals, satisfying any conditions and the expected timing thereof; reducing the

Company's existing debt and interest expense (including the amounts thereof); positioning the Company for long-term growth; executing the Company's DELIVER strategy; the Company's available liquidity to operate its business and meet its financial commitments (including commitments to employees, customers, suppliers and business partners); the benefits of the CBCA process; proceedings under the CBCA including with respect to CBCA proceedings compared to proceedings under bankruptcy and insolvency statutes; the ability of the CBCA process to protect the Company's business and preserve Concordia's cash;, optimism about the ability to implement the Recapitalization Transaction that would enable Concordia to move forward with all of the pillars of the Company's DELIVER strategy in order to maximize the potential of Concordia; Concordia's intention to make scheduled interest and amortization payments; maximizing Concordia's potential; the expected value of the Company's existing common shares following the completion of the Recapitalization Transaction; protection for the Company and its subsidiaries against defaults and any related steps or actions under CBCA proceedings; the focus on becoming a leader in European specialty, off-patent medicines; the listing of Concordia’s common shares on Nasdaq and the Toronto Stock Exchange; the bid price of such shares; Concordia regaining compliance with certain Nasdaq listing requirements; the Company’s liquidity; prioritizing a sustainable capital structure for the Company, initiatives to optimize the Company’s capital structure; creating a financial foundation that will be able to support the Company’s long-term growth, achieving the Company’s financial goals including any goals with respect to the nature of agreements with lenders, the amount of any reduction of the Company’s debt obligation, executing the DELIVER strategy, prioritizing a sustainable capital structure that will allow Concordia to execute its long term strategy and position it for success, financial forecasts; projections for revenue (including expected revenue by geography), gross profits, adjusted gross profits, EBITDA, adjusted EBITDA, margins and cash flow; assumptions made in developing financial forecasts; the Company’s top molecules and the revenue therefrom; the revenue bridges and the adjusted EBITDA bridges contained herein and therein; liabilities related to the termination of the Company’s foreign-exchange hedges; capital structure objectives; anticipated sales and gross profits; the Company’s commercial and regulatory capabilities; the Company’s diverse commercial portfolio; the Company’s pipeline of products; development costs; the number of molecules in the pipeline; the timeline for pipeline products; the possible revenues for pipeline products and the estimated market value for those products; the Company’s ability to source products and its partnership capabilities; the Company’s efficient and variable cost structure; expected gross margin contributions; strategies employed by Concordia’s segments; the Company’s acquisition strategy including with regard to filler acquisitions and strategic acquisitions; anticipated revenue from certain product categories; the Company’s asset-light business model and its strategy for manufacturing and sales/distribution; certain of the Company’s products having no or limited sales or marketing expenses; the potential additional revenue from new orphan drug indications; the Company’s broad geographic footprint and commercial/regulatory capabilities; the Company’s strong and experienced management team; the Company’s ability to acquire, license and develop off-patent prescription medicines; expected competitive, financial and political forces that will affect the Company’s business and the anticipated impacts of those forces; key drivers affecting the Company’s business in the United Kingdom and the United States; regulatory investigations and the status and timing thereof; the status of investigations by the United Kingdom’s Competition and Markets Authority; the expected impact of the U.K. Health Service Medical Supplies (Costs) Act and the anticipated next steps in the implementation thereof; seeking to become a leading European specialty “off-patent” medicines player; the Company’s go-forward strategy including the expected timing for each aspect thereof; driving growth in the United Kingdom; expanding into key European markets; level-setting the Company’s United States business; increasing the Company’s product pipeline; the Company’s approach to non-core markets; extending the Company’s lean operating model and building on its existing talent; maximizing the Company’s core competencies (including the Company’s global commercial footprint, the Company’s network of development partners, and its lean cost and tax efficient operating model); the Company’s ability to service its debt obligations and meet its earn-out obligations in 2018 and beyond; the Company’s ability to optimize and expand its portfolio; entering into in-licensing and development agreements; the Company’s ability to expand globally, including building out into target markets; products awaiting regulatory approval; the ability to develop products with the Company’s network of external partners; the Company’s ability to find partners and expand into new markets; the intention to launch products; success of product launches; expected debt levels and leverage; free cash flows; the Company’s debt structure (including its flexibility) and the ability to pay down debt; expected sources of funds (including expected levels of cash on hand); future growth of the Company (including the Company’s expansion globally); the ability to use the Company’s expected cash flow to pay certain future obligations (including earn-out and debt obligations); cash on hand after satisfying obligations during 2018 and beyond; the performance of the Company’s products and segments; the revenue generating capabilities and/or potential of the Company’s assets; the Company’s financial strength; the ability of the Company’s products and/or business divisions to generate a stable revenue stream for the development of products and/or acquisition and/or in-licensing opportunities; the continued and/or expected profitability of the Company’s products and/or services; the sales and/or demand for the Company’s products; the Company’s ability to evaluate growth opportunities on a global scale (and the availability of such opportunities); the ability to expand existing sales of the Company’s products in certain markets; market opportunities for the Company’s products; the Company’s ability to provide patients with safe and efficacious medicines; the safety and efficacy of the Company’s products; the Company’s products being niche, hard-to-make products; the Company’s ability to offer quality niche medicines; the Company’s ability to produce new forms and new strengths of niche generics; the Company’s ability to bring unique forms and strengths to market; the ability to obtain necessary approvals; the approval and development of Photofrin® as a new treatment for certain forms of cancer; the ability of Photofrin® to combat certain forms of cancer; and other factors.
Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release or the Disclosure Materials may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to the Company’s inability to complete the Recapitalization Transaction on the terms described in this press release, the Company’s inability to operate its business and satisfy its obligations in the ordinary course as it implements the Recapitalization Transaction, the

Recapitalization Transaction not resulting in a strong financial foundation for long-term growth, risks relating to the dilution of existing Shareholders as a result of Recapitalization Transaction and dilution pursuant to the issuance of new common shares under the Management Incentive Plan, risks related to the Company’s inability to complete the Private Placement (including risks related to the termination of the Subscription Agreement if the Private Placement Parties are unable to agree to governance terms and registrations rights), risks relating to the cancellation of all equity interests other than the common shares, the inability of the Company to secure the release of all equity claims other than the existing equity class action claims, the inability of the Company secure that recovery in respect of the existing equity class action claims will be limited to recovery as against any applicable insurance policies, risks related to the matters to be considered and voted on at the Meetings, risks related to the Continuance, risks related to the Recapitalization Transaction not representing the best available alternative to realign the Company’s capital structure, the Company not receiving additional stakeholder support, risks related to seeking Court approval of the CBCA Plan if it is not approved by Shareholders, the inability of the Company to obtain permanent waivers of any and all defaults resulting from the commencement of the CBCA Proceedings and third party change of control provisions that may be triggered by the implementation of the Recapitalization Transaction, risks related to the Company pursuing an alternative implementation process to complete the Recapitalization Transaction, the inability of the Company to obtain the necessary approvals and satisfy conditions to complete the Recapitalization Transaction, the inability to realize financial forecasts or projections, the inability to realize projections for revenue (including expected revenue by geography or product), the inability to achieve revenues and gross margins for certain products and other initiatives, increased competition on the Company’s products resulting in an impact on potential revenues and margins, EBITDA, adjusted EBITDA, gross profit, adjusted gross profit, margins, and cash flow, risks associated with the assumptions used to develop financial forecasts, Concordia’s top molecules not producing expected levels of revenue, risks associated with Concordia’s commercial and regulatory capabilities, risks associated with Concordia’s commercial portfolio, risks associated with Concordia’s pipeline of products, the number of molecules in the pipeline, the timeline for the development and launch of pipeline products, development costs, the possible revenues for pipeline products and the markets for those products, the inability to achieve the forecasted revenues for pipeline products and the inability to launch pipeline products in the markets for those products, the inability to source products or enter into partnerships, the inability to maintain Concordia’s efficient and variable cost structure, the inability to achieve projected gross margins, the inability to implement the Company’s strategies for its segments, the Company’s products not producing anticipated revenues, the inability to maintain Concordia’s asset-light business model and strategy for manufacturing and sales/distribution, the inability to realize potential additional revenue from new orphan drug indications, the inability to acquire, license or develop off-patent prescription medicines, the impact of competitive, financial and political forces on the business, risks associated with working with, or finding, development partners, the inability to maintain a tax efficient operating model, the Company’s inability to become a leading European specialty “off-patent” medicines player, the inability to implement the Company’s go-forward strategy or to implement such strategy within the expected timeline, the Company’s inability to drive growth in the United Kingdom, the Company’s inability to expand into certain markets, the Company’s inability to level-set its United States business, the Company’s inability to increase its pipeline of products, the Company’s inability to vary its approach to non-core markets, the Company’s inability to extend its lean operating model and build on its existing talent, potential liabilities related to the termination of the Company’s foreign-exchange hedges, the Company’s inability to realign its capital structure, the Company’s inability to reduce debt (which could result in the Company having to file for bankruptcy or insolvency proceedings), the CBCA process not affording the protection sought by Concordia, third parties not complying with a CBCA order and taking steps against Concordia and its subsidiaries, the inability of the Company to obtain the required level of approval from the Secured Debtholders, the Unsecured Debtholders and Shareholders for the Recapitalization Transaction, the CBCA process not adequately addressing the Company’s realignment of its capital structure and not benefiting all stakeholders, discussions with the Company’s lenders no longer being constructive, Concordia’s securities, risks associated with developing new product indications, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations (including, without limitation, earn-out obligations), risks associated with Concordia’s outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with expanding into new markets, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia’s products to treat certain diseases, the pharmaceutical industry and the regulation thereof, regulatory investigations including the investigations by the United Kingdom’s Competition and Markets Authority, risks associated with the failure to comply with applicable laws, risks associated with litigation including the class action lawsuits that the Company is currently subject to and the potential significant damages and costs that are associated therewith, legislative changes (including, without limitation, the U.K. Health Service Medical Supplies (Costs) Act), risks associated with regulatory and/or government intervention on the prices of the Company’s products, risks relating to supply, distribution and in-licensing arrangements, possible failure to realize the anticipated benefits of acquisitions, in-licensing arrangements and/or product launches (including the product launches and acquisitions described herein), risks associated with the integration of assets and businesses into Concordia’s business, risks associated with acquisitions (including the failure to uncover or appreciate material liabilities associated therewith), product launches (including, without limitation, unsuccessful product launches), the inability to launch products, the inability to in-license products, the inability to procure active pharmaceutical ingredients and maintain supply of the Company’s products to meet market demands, the fact that historical and projected financial information may not be representative of Concordia’s future results, the failure to obtain regulatory approvals (including, without limitation, with respect to product launches described herein), economic factors, market conditions, acquisition opportunities, in-licensing opportunities, risks associated with the acquisition, in-licensing and/or launch of pharmaceutical products (including the product launches and acquisitions described herein), the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia’s niche, hard-to-make products), the impact of increased competition on the volume and price of the Company’s products, risks associated with the loss of hospital tenders, formulary exclusions, and/or de-prescribing guidelines issued by applicable prescribing groups, the inability to grow product sales through marketing and/or promotion, risks associated with customers deferring purchase orders for the Company’s products, risks associated with working with external partners, risks associated with the inability to supply products due to, without limitation, stock-outs and/or product recalls and/or rejections, risks associated with slower uptake of the Company’s products, higher than expected erosion of the volume of sales of Concordia’s products, the impact of non-FDA approved products on the sales of Concordia’s products, including Donnatal®, general economic and stock market conditions, risks associated with the United Kingdom’s exit from the European Union (including, without limitation, risks associated with legislative changes, regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators, and many other factors beyond the control of Concordia.
Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward‐looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward‐looking statement or information can be guaranteed. Except as required by applicable securities laws, forward‐looking statements and information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward‐looking statement or information, whether as a result of new information, future events, or otherwise.
All subsequent oral or written forward-looking statements and information attributable to Concordia or any of its directors, officers or employees, or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above.

SCHEDULE
CERTAIN KEY TERMS OF CONCORDIA’S RECAPITALIZATION TRANSACTION
All amounts are in U.S. dollars unless otherwise noted. Capitalized terms have the meanings ascribed to them in the news release to which this Schedule is attached or as defined below.
Treatment of Holders of the Secured Debt, the Unsecured Debt and the Common Shares of Concordia

Holders of the Secured Debt
•    On the date of implementation of the Recapitalization Transaction (the “Effective Date”), the Secured Debtholders shall receive in exchange for and in full and final satisfaction and release of all claims in respect of the Secured Debt (the “Secured Debtholder Claims”) and all related security interests:
(i)    cash in an amount equal to any outstanding accrued and unpaid interest (at non-default rates) in respect of the Secured Debt as of the Effective Date;
(ii)    their respective pro rata share of (a) the Secured Creditor Cash Pool (comprised of cash in the amount of $500 million), (b) any Additional Cash Amount and (c) New Secured Debt; and
(iii)    for Secured Debtholders that are Early Consenting Secured Debtholders, Secured Debtholder Early Consent Cash Consideration (comprised of cash in an amount equal to 5% of the principal amount of Secured Debt held by such Early Consenting Secured Debtholders as at the Record Date and voted in favour of the CBCA Plan).
•    The consideration payable to Secured Debtholders pursuant to the Recapitalization Transaction in exchange for their Secured Debtholder Claims by way of the Secured Creditor Cash Pool, the New Secured Debt and the Secured Debtholder Early Consent Cash Consideration (but not including the payment of accrued and unpaid interest and any Additional Cash Amount) shall equal, in the aggregate, 93.3835% of the principal amount of the Secured Debt owing to such Secured Debtholders if such Secured Debtholders are Early Consenting Secured Debtholders, and 88.3835% of the principal amount of the Secured Debt owing to such Secured Debtholders if such Secured Debtholders are not Early Consenting Secured Debtholders.
•    Each Secured Debtholder shall receive its pro rata share of the New Secured Debt in the form of either the New Senior Secured Term Loans or the New Senior Secured Notes as follows:
o    Secured Debtholders holding Secured Debt in the form of secured notes (the “Secured Noteholders”) will receive their pro rata share of the New Secured Debt in the form of the New Senior Secured Notes;
o    Secured Debtholders holding Secured Debt in the form of secured term loans or secured swap claims will receive their pro rata share of the New Secured Debt in the form of the New Senior Secured Term Loans; provided that:
▪    Secured Debtholders holding Secured Debt in the form of secured term loans (“Secured Term Loan Debt”) as of the Record Date may elect on or prior to the Voting Deadline for the CBCA Plan to instead receive their applicable pro rata share of the New Secured Debt in the form of New Senior Secured Notes (the “New Senior Secured Notes Electors”);
▪    the principal amount of New Senior Secured Notes available for election by New Senior Secured Notes Electors shall not exceed, in the aggregate, an amount that is equal to $300 million less the principal amount of New Senior Secured Notes allocated to the Secured Noteholders (the “New Senior Secured Notes Aggregate Allocation Amount”);
▪    if the New Senior Secured Notes become oversubscribed by the New Senior Secured Notes Electors (such that the elections of the New Senior Secured Note Electors total more than the New Senior Secured Notes Aggregate Allocation Amount), such New Senior Secured Notes Electors shall be deemed to have made a partial election for the New Senior Secured Term Loans (on a pro rata basis) in an amount which reduces the New Senior Secured Notes allocated to the New Senior Secured Notes Electors to an aggregate principal amount not exceeding the New Senior Secured Notes Aggregate Allocation Amount; and
▪    if the New Senior Secured Notes become undersubscribed (such that the elections of the New Senior Secured Note Electors total less than the New Senior Secured Notes Aggregate Allocation Amount), the Initial Consenting Unsecured Debtholders that hold any Secured Term Loan Debt shall be deemed pursuant to the CBCA Plan to have elected to receive on a pro rata basis any excess amount of New Senior Secured Notes as consideration with respect to their holdings of Secured Term Loan Debt (with a corresponding reduction in the amount of the New Senior Secured Term Loan such Initial Consenting Unsecured Debtholders would have otherwise been entitled to receive); provided that no such Initial Consenting Unsecured Debtholder shall receive in respect of its Secured Term Loan Debt consideration in excess of 93.3835% of the principal amount of its Secured Term Loan Debt (as described above).
•    The proportion of New Senior Secured Term Loans to be issued in USD vs. EUR shall be allocated pursuant to the terms of the Recapitalization Transaction Term Sheet.
•    The principal amount of the Secured Debtholder Claims shall be calculated by reducing such amount by any unamortized original issue discount (calculated on the basis as agreed by the Company and Majority Initial Consenting Debtholders (as defined below)), and excluding any make-whole premiums, redemption premiums, or other similar premiums, and the Secured Debtholder Claims denominated in GBP shall be converted to US dollars based on the exchange rate on the date that is 10 business days prior to the Effective Date, or such other as date agreed by Concordia and the Majority Initial Consenting Debtholders  (the “FX Date”).
•    The amount of the swap claims forming part of the Secured Debtholder Claims is $114,431,046.

Holders of the Unsecured Debt
•    On the Effective Date, the Unsecured Debtholders shall receive in exchange for and in full and final satisfaction and release of all claims in respect of the Unsecured Debt:
(i)    their respective pro rata share of new common shares of Concordia representing approximately 8% of the outstanding common shares of Concordia immediately following implementation of the Recapitalization Transaction (subject to dilution resulting from the issuance of any common shares pursuant to the Management Incentive Plan following the Effective Date);
(ii)    for Early Consenting Unsecured Debtholders, their respective pro rata share of the Unsecured Early Consent Share Pool (calculated based on the principal amount of Unsecured Debt held by the applicable Early Consenting Unsecured Debtholder and voted in favour of the CBCA Plan divided by the aggregate principal amount of Unsecured Debt as at the Record Date), which Unsecured Early Consent Share Pool shall represent approximately 4% of the outstanding common shares of Concordia immediately following implementation of the Recapitalization Transaction (subject to dilution resulting from the issuance of any common shares pursuant to the Management Incentive Plan following the Effective Date); and
(iii)    their respective pro rata share of the Reallocated Unsecured Shares, being any additional common shares from the Unsecured Early Consent Share Pool which are not issued as Unsecured Debtholder Early Consent Shares (subject to dilution resulting from the issuance of any common shares pursuant to the Management Incentive Plan following the Effective Date).

Existing Shareholders and Equity Claims
•    Existing shareholders will retain their existing common shares, subject to the Share Consolidation of one common share in exchange for 300 existing common shares and dilution resulting from the issuance of common shares pursuant to the Recapitalization Transaction, such that the existing Shareholders will own approximately 0.35% of the outstanding common shares of Concordia immediately following implementation of the Recapitalization Transaction (subject to dilution resulting from the issuance of any common shares pursuant to the Management Incentive Plan following the Effective Date).
•    All other equity interests in Concordia, including all options, warrants, rights or similar instruments, will be cancelled on implementation of the Recapitalization Transaction pursuant to the CBCA Plan or otherwise dealt with in the CBCA Proceedings in a manner acceptable to the Majority Initial Consenting Debtholders.
•    All equity claims, other than the Existing Equity Class Action Claims, will be released pursuant to the CBCA Plan, provided that any recovery in respect of any Existing Equity Class Action Claims will be limited to recovery as against any applicable insurance policies maintained by the Company.

Private Placement

Private Placement
•    As part of the Recapitalization Transaction, the Company shall raise $586.5 million through the Private Placement in exchange for new common shares of Concordia representing in the aggregate approximately 88% of the outstanding common shares of Concordia immediately following the implementation of the Recapitalization Transaction (subject to dilution resulting from the issuance of any common shares pursuant to the Management Incentive Plan following the Effective Date).
•    In consideration for its respective purchase commitment under its applicable Subscription Agreement, and subject to the terms of the Subscription Agreement, each Private Placement Party will be entitled to receive (on the terms provided in the Subscription Agreement), its pro rata share (based on its subscription commitment) of cash consideration in the aggregate amount of US$44 million, subject to adjustment to the extent the Total Offering Size is reduced pursuant to the Subscription Agreement.

Lock-up Period	• Except as otherwise provided in the Subscription Agreement, the Private Placement Shares will be subject to a lock-up period of six (6) months from the Effective Date.

Certain Other Transaction Terms

New Secured Revolver
•    The Company shall be entitled to obtain, either in connection with or following the implementation of the Recapitalization Transaction, a secured first-out revolver (the “New Secured Revolver”), ranking senior in priority to the New Secured Debt, of up to the greater of (i) $150 million or (ii) 50% of LTM EBITDA (pro forma for any acquisitions), with a total outstanding principal amount not to exceed $250 million, which New Secured Revolver shall have the benefit of substantially the same guarantees and security as the New Secured Debt.
•    The New Senior Secured Term Loan shall prohibit the use of the proceeds of the New Secured Revolver to fund acquisitions.

CHCL Transaction
•    As part of the Recapitalization Transaction and the CBCA Plan, CHCL will transfer all of its assets to Concordia in consideration for a non-interest bearing promissory note issued by Concordia in a principal amount equal to the value of the transferred assets.

Releases
•    There shall be usual and customary releases in connection with the implementation of the Recapitalization Transaction to be effective as of the Effective Date (the “Releases”) on the terms set out in the Support Agreement and the term sheet attached thereto.
•    Concordia shall have the right, subject to the prior written consent of the Initial Consenting Secured Debtholders holding in aggregate more than half (50%) of the aggregate principal amount of Secured Debt held by all Initial Consenting Secured Debtholders and Initial Consenting Unsecured Debtholders holding in aggregate more than half (50%) of the aggregate principal amount of Unsecured Debt held by all Initial Consenting Unsecured Debtholders (collectively, the “Majority Initial Consenting Debtholders”), to release other parties pursuant to the Releases, provided that any such additional Releases provide the Company with value, as acceptable to Concordia and the Majority Initial Consenting Debtholders, each acting reasonably.
•    As part of the Court approval of the Recapitalization Transaction, the Company will also seek a permanent waiver of: (a) defaults resulting from the commencement of the CBCA Proceedings, and (b) any and all third party change of control provisions that may be triggered by the implementation of the Recapitalization Transaction.

Management Incentive Plan
•    The Management Incentive Plan to be implemented following the Recapitalization Transaction will reserve up to 7.5% of the common shares of Concordia outstanding immediately following implementation of the Recapitalization Transaction for the board and management of Concordia, and the existing common shares retained upon implementation of the Recapitalization Transaction and the new common shares of Concordia issued pursuant to the Recapitalization Transaction shall all be subject to dilution from any common shares issued pursuant to the Management Incentive Plan.

Continuation to the CBCA	• Prior to the implementation of the Recapitalization Transaction, it is intended that Concordia will be continued into the federal jurisdiction of Canada under the CBCA.
Public Listing
•    On implementation of the Recapitalization Transaction, Concordia will continue to be a Canadian public company, and its common shares will be listed on the TSX or another recognized securities exchange.

Summary Table of Treatment of Holders of the Secured Debt, Unsecured Debt, Common Shares of Concordia and the Private Placement Parties

Pursuant to the Recapitalization Transaction and as described above, the Secured Debtholders, the Unsecured Debtholders, the Shareholders and the Private Placement Parties are to be allocated and issued approximately the amount of cash, the principal amount of the New Secured Debt, and the percentage of the common shares of Concordia immediately following implementation of the Recapitalization Transaction (pro forma common shares) set out in the below table:

	Cash	New Secured Debt	Pro Forma Common Shares (% of Total)
Holders of the Secured Debt (including Early Consenting Secured Debtholders)
Approximately $600 million (taking into account estimated Secured Debtholder Early Consent Cash Consideration)
plus approximately $17.3 million of accrued and unpaid interest (at non-default rates) assuming implementation as of July 31, 2018
		Approximately $1.4 billion	n/a
Holders of the Unsecured Debt (including Early Consenting Unsecured Debtholders)	n/a	n/a	11.96%
Private Placement Parties	$44 million	n/a	87.69%
Existing holders of common shares of Concordia	n/a	n/a	0.35%

Total	Approximately $661.3 million		100%

The exact amount of cash to be paid pursuant to the Recapitalization Transaction shall be determined (i) following the determination of the final amount of Secured Debtholder Early Consent Cash Consideration to be paid pursuant to the CBCA Plan, (ii) subject to the timing of the Effective Date, and (iii) subject to any potential adjustment to the Private Placement Commitment Consideration pursuant to the terms of the Subscription Agreement.
The exact principal amount of the New Secured Debt shall be determined following the determination of the final amount of Secured Debtholder Claims (including as a result of calculating any Secured Debtholder Claims in GBP based on the applicable foreign exchange rate on the FX Date). The Company currently estimates, including based on the existing and estimated levels of Secured Debtholder support for the Recapitalization Transaction, that the aggregate principal amount of New Secured Debt would be approximately $1.4 billion.

The pro forma common shares set out in the above table will be subject to dilution resulting from the issuance of common shares pursuant to the Management Incentive Plan.
The existing common shares of Concordia outstanding immediately prior to implementation of the Recapitalization Transaction will be consolidated for no consideration pursuant to the CBCA Plan. No fractional common shares will be issued or remain outstanding upon implementation of the Recapitalization Transaction. Any fractional common shares that would otherwise have been issued or remained outstanding upon implementation of the Recapitalization Transaction will be rounded down to the nearest whole number of common shares for no consideration.
Summary of Certain Terms of the New Senior Secured Term Loans

Principal	Approximately $1.1 billion
Currency	USD and Euro
Security	First priority lien on substantially all of the assets of Concordia, pari passu with the New Senior Secured Notes, and subject to the security granted in respect of the New Secured Revolver
Interest Rate	L+550 USD (ABR+450); L+525 Euro
Amortization	2% amortization per annum (paid quarterly)
Call Protection	101 fee on any refinancing or repricing for 12 months after the Effective Date
Maturity	6 years from the Effective Date
New Secured Revolver
The New Senior Secured Term Loans shall allow for a new secured first out revolver, ranking senior in priority to the New Senior Secured Term Loans, of up to the greater of (i) $150 million or (ii) 50% of LTM EBITDA (pro forma for any acquisitions), with a total outstanding principal amount not to exceed $250 million, which New Secured Revolver shall have the benefit of substantially the same guarantees and security as the New Secured Debt.
The New Senior Secured Term Loan shall prohibit the use of the proceeds of the New Secured Revolver to fund acquisitions.

Other Terms and Conditions
Such other terms and conditions as set out in Schedule D-1 to the term sheet appended to the Support Agreement and/or such other terms and conditions as may be agreed to by Concordia, the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties

Summary of Certain Terms of the New Senior Secured Notes

Principal	Up to $300 million
Currency	USD
Security	First priority lien on substantially all of the assets of Concordia, pari passu with the New Senior Secured Term Loans, and subject to the security granted in respect of the New Secured Revolver
Interest Rate	8%
Call Protection
Non-callable until second anniversary of the Effective Date; callable two years after the Effective Date at 102; after three years at 101; after four years at 100 (with customary make-whole payments during first two years after Effective Date)

Maturity	6 years from the Effective Date

New Secured Revolver
The New Senior Secured Term Loans shall allow for a new secured first out revolver, ranking senior in priority to the New Senior Secured Term Loans, of up to the greater of (i) $150 million or (ii) 50% of LTM EBITDA (pro forma for any acquisitions), with a total outstanding principal amount not to exceed $250 million, which New Secured Revolver shall have the benefit of substantially the same guarantees and security as the New Secured Debt.
The New Senior Secured Term Loan shall prohibit the use of the proceeds of the New Secured Revolver to fund acquisitions.

Other Terms and Conditions
Such other terms and conditions as set out in Schedule D-2 to the term sheet appended to the Support Agreement and/or such other terms and conditions as may be agreed to by Concordia, the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties

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